Filed by II-VI Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Finisar Corporation

Commission File No.: 000-27999

Date: March 11, 2019

Explanatory Note: The following letter was mailed to certain shareholders of II-VI Incorporated on or about March 11, 2019.

March 11, 2019

Dear Shareholder:

We recently delivered to you the proxy materials of II-VI Incorporated (II-VI). We ask your support for the issuance of II-VI Common Stock related to II-VI’s pending acquisition of Finisar Corporation as detailed in the proxy statement. We urge your support for both of the Proposals to be voted upon at the special meeting of shareholders scheduled to be held on March 26, 2019. As of the date of this letter, your shares of II-VI remain unvoted.

The II-VI board of directors unanimously recommends that shareholders vote “FOR” each of the proposals being submitted to a vote at the II-VI special meeting of shareholders.

Please Vote Your II-VI Shares Today!

Regardless of the number of shares you own, your vote is very important. We encourage all shareholders to have their voices heard, as the approval of the Share Issuance Proposal requires the affirmative vote of at least a majority of all the votes that II-VI shareholders cast.

There are three ways to vote your shares of II-VI without attending the special meeting of shareholders in person – each only taking a few moments:

•	By Internet – Shareholders can submit their vote via internet at www.proxyvote.com; please have the control number located on the enclosed vote instruction form available;

•

By Telephone – Shareholders in the United States can submit their vote by calling the toll-free number indicated on the enclosed vote instruction form; please have your control number located on the enclosed vote instruction form available when calling; and

•	By Mail – Shareholders can vote by mail by signing, dating and returning the enclosed vote instruction form in the postage-paid envelope provided.

To be valid, your vote by telephone or internet must be received by 11:59 p.m. (Eastern Time) on March 25, 2019, the day preceding the special meeting of shareholders.

If you need assistance in voting your shares or have questions regarding the special meeting of shareholders, please contact II-VI’s proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or +1 (212) 929-5500 (collect), or email at proxy@mackenziepartners.com.

We thank you for your continued support of II-VI.

Sincerely,

II-VI Incorporated

Forward-looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important factors that may cause such a difference include, but are not limited to: (i) the ability of II-VI Incorporated (“II-VI”) and Finisar Corporation (“Finisar”) to complete the proposed transaction on the anticipated terms and timing or at all, (ii) the ability of the parties to satisfy the conditions to the closing of the proposed transaction, including obtaining required regulatory approvals, (iii) potential litigation relating to the proposed transaction, which could be instituted against II-VI, Finisar or their respective directors, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) the triggering of any third party contracts containing consent and/or other similar provisions, (vi) any negative effects of the announcement of the transaction on the market price of Finisar’s common stock and/or negative effects of the announcement or commencement of the transaction on the market price of II-VI’s common stock, (vii) uncertainty as to the long-term value of II-VI’s common stock, and thus the value of the II-VI shares to be issued in the transaction, (viii) any unexpected impacts from unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (ix) inherent risks, costs and uncertainties associated with integrating the businesses successfully and achieving all or any of the anticipated synergies, (x) potential disruptions from the proposed transaction that may harm II-VI’s or Finisar’s respective businesses, including current plans and operations, (xi) the ability of II-VI and Finisar to retain and hire key personnel, (xii) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or foreign laws, rules or regulations, that could delay or prevent completion of the proposed transaction or cause the terms of the proposed transaction to be modified, (xiii) the ability of II-VI to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (xiv) economic uncertainty due to monetary or trade policy, political or other issues in the United States or internationally, (xv) any unexpected fluctuations or weakness in the U.S. and global economies, (xvi) changes in U.S. corporate tax laws as a result of the Tax Cuts and Jobs Act of 2017 and any future legislation, (xvii) foreign currency effects on II-VI’s and Finisar’s respective businesses, (xviii) competitive developments including pricing pressures, the level of orders that are received and can be shipped in a quarter, changes or fluctuations in customer order patterns, and seasonality, (xix) changes in utilization of II-VI or Finisar’s manufacturing capacity and II-VI’s ability to effectively manage and expand its production levels, (xx) disruptions in II-VI’s business or the businesses of its customers or suppliers due to natural disasters, terrorist activity, armed conflict, war, worldwide oil prices and supply, public health concerns or disruptions in the transportation system, and (xxi) the responses by the respective managements of II-VI and Finisar to any of the aforementioned factors. Additional risks are described under the heading “Risk Factors” in II-VI’s Annual Report on Form 10-K for the year ended June 30, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 28, 2018 and in Finisar’s Annual Report on Form 10-K for the year ended April 29, 2018 filed with the SEC on June 15, 2018.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the definitive joint proxy statement/prospectus filed by II-VI with the SEC in connection with the proposed transaction (the “Joint Proxy Statement/Prospectus”). While the list of factors discussed above is, and the list of factors presented in the Joint Proxy Statement/Prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Neither II-VI nor Finisar assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between II-VI and Finisar, II-VI and Finisar have filed relevant materials with the SEC, including a registration statement on Form S-4 (File No. 333-229052) filed by II-VI, originally filed on December 28, 2018 and amended on January 18, 2019, which includes a joint proxy statement of II-VI and Finisar that also constitutes a prospectus of II-VI (the “Form S-4”), and the Joint Proxy Statement/Prospectus. The Form S-4 became effective in accordance with the provisions of Section 8(a) of the Securities Act on February 7, 2019. II-VI and Finisar commenced mailing of the Joint Proxy Statement/Prospectus on or about February 14, 2019. INVESTORS AND SECURITY HOLDERS OF II-VI AND FINISAR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY HAVE BEEN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Form S-4 and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by II-VI or Finisar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by II-VI are available free of charge within the Investor Relations section of II-VI’s internet website at https://www.ii-vi.com/investor-relations/. Copies of the documents filed with the SEC by Finisar are available free of charge on Finisar’s internet website at http://investor.finisar.com/investor-relations.

Participants in Solicitation

II-VI, Finisar, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of II-VI is set forth in its Annual Report on Form 10-K for the year ended June 30, 2019, which was filed with the SEC on August 28, 2018, and its definitive proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 31, 2017. Information about the directors and executive officers of Finisar is set forth in its Annual Report on Form 10-K for the year ended April 29, 2018, which was filed with the SEC on June 15, 2018, and its definitive proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on July 26, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus and other relevant materials that have been or will be filed with the SEC.

If you have questions or need assistance in voting your shares, please contact:

1407 Broadway, 27th Floor

New York, New York 10018

(212) 929-5500 or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com